

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 11, 2006

Via U.S. Mail and facsimile at 214 978-3099

Alan Harvey
Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201

Re: Gold Kist Inc.
Schedule TO-T filed September 29, 2006, as amended
by Pilgrim's Pride Corporation and Protein Acquisition Corporation
File No. 5-81988

Dear Mr. Harvey:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO

1.   Your inclusion of a financing condition in spite of having obtained binding commitment letters providing the financing required to complete the tender offer suggests that the commitment letters may be unreliable. Binding commitment letters should render a financing condition unnecessary. If you do not believe that the financing condition is unnecessary, please expressly state to us, in a supplemental response that includes supporting reasons, that the bidder's receipt of financing is not a material change that would require the tender offer to remain open for at least five business days.

October 11, 2006

Certain Conditions of the Offer, page 32

2.   We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied. In this regard, revise your conditions, where applicable, to include a standard of reasonableness.

3.   We note your statement that you may assert conditions "regardless of the circumstances giving rise thereto." If the circumstances giving rise to the condition are within your control, we believe the offer may be illusory and may constitute a "fraudulent, deceptive or manipulative" practice within the meaning of Section 14(e). Please revise your disclosure accordingly.

4.   We note your statement that you may waive a condition "in whole or in part, at any time and from time to time prior to expiration." Please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender, you will waive that condition for all other tenders as well.

5.   The last paragraph of this section contains language suggesting that once a condition is triggered, you may decide in your reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. Please confirm your understanding on a supplemental basis.

Closing Information

Please amend the Schedule TO-T to comply with our comments. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. Please also note the location of any material changes made for reasons other than in response to our comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments. Please be advised that you may be required to extend this offer in order to allow security holders to assimilate the new disclosure about the offer provided in response to our comments.

October 11, 2006

In connection with responding to our comments, please provide, in writing, a statement from all bidders and filing persons acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions